Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

December 18, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on October 19, 2015, regarding Post-Effective Amendment No. 146 to the Registration Statement on Form N-1A for the Direxion Daily Cyber Security Bear 1X Shares, Direxion Daily Greece Bear 1X Shares, Direxion Daily Pharmaceutical & Medical Bear 1X Shares, Direxion Daily Clean Energy Bull 2X Shares, Direxion Daily Clean Energy Bear 2X Shares, Direxion Daily Greece Bull 2X Shares, Direxion Daily S&P Biotech Bull 2X Shares and the Direxion Daily S&P Biotech Bear 2X Shares (each a “Fund” and collectively, the “Funds”), series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on September 23, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectuses (All Funds, As Applicable)

1.

Please consider including as a footnote to each Fund’s “Annual Fund Operating Expenses” table, the total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets. Please present the cost in basis points as a percentage of net assets of the Fund. Should the Trust be unable to provide this cost, please discuss why it cannot include such costs.

The Trust responds by noting that General Instruction 3(C)(b) of Form N-1A states that Items 2 through 8 may not include disclosure other than that required or permitted by those Items. Item 3 of Form N-1A describes the information that must be included as a line item in a Fund’s fee table, and the Trust is not currently aware of any requirement to disclose the total cost of investing in swaps as a line item to a Fund’s fee table. Accordingly, the Trust respectfully declines the staff’s comment because including the requested information is not required by Form N-1A. In addition, the Trust believes that any such information would not be necessary pursuant to Rule 408 under the Securities Act of 1933.

Securities and Exchange Commission

December 18, 2015

Furthermore, the Trust notes that providing the requested information would be both cumbersome and inapplicable to the type of information contained in the fee table. When determining the value of a swap, there are three components accounting for its value. The first is the price, which is the mark to market price that is based on the reference assets. The second is the interest costs that a Fund pays on the capital that the counterparty uses to maintain the reference asset or something similar to the reference asset (in some cases a Fund may receive the interest). The third component is whether an underlying reference asset pays a dividend that a Fund would either hold or pay. The Trust notes that ASC (Accounting Standards Codification) 815 provides that a derivative should be reported as an asset or liability on the financial statements of an entity, including a mutual fund, and therefore any items that increase or decrease the value, such as interest and/or dividends, are treated as reductions or increases to the asset or liability and are included as part of the unrealized/realized gain/loss calculation for the derivative. The value of the derivative on the balance sheet starts with the fair value and then is adjusted by the interest/dividend components. The Trust further notes that a Fund is also charged a commission on a swap similar to the brokerage commission that a Fund is charged when it buys or sells an equity security. These commissions increase the basis of the swap when it is purchased, similar to the treatment of an equity security or other type of instrument. As a result, the indirect costs of a swap are appropriately reflected in the appreciation or depreciation of the swap price, and not as an expense item that is appropriate for the expense table as a footnote or otherwise.

2.	Pursuant to Rule 418, please provide the index methodology document for each Fund’s underlying index for the Staff’s review so that the Staff may confirm each index is sufficiently rules-based.

The Trust confirms that it provided the requested materials supplementally pursuant to Rule 418 on December 9, 2015 and December 11, 2015.

Prospectus (Direxion Daily Cyber Security Bear 1X Shares (the “Cyber Security Fund”))

3.

The disclosure in the Cyber Security Fund’s investment strategy indicates that the ISE Cyber Security Index is concentrated in “companies for whom cyber security is a key driver of the company’s business.” Please confirm whether the Fund is in a position to comply with Rule 35d-1 of the Investment Company Act of 1940, which requires that a fund must invest at least 80% of its assets in the type of investments suggested by its name. Please consider whether changing the name of the Cyber Security Fund is necessary for the Fund to comply with Rule 35d-1.

Rule 35d-1, in pertinent part, requires an investment company with a name that suggests that it “focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries” to adopt a “policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments, or in investments in the particular industry or industries, suggested by its name” (the “Names Rule”).

The Trust does not believe that it is subject to Rule 35d-1, but that if it is, it will be able to comply with the percentage limitations of that rule. The term, “Cyber Security” is not an “industry” subject to the Names Rule, but rather is a statement of a type of investment strategy, which the Commission has stated is not subject to the names rule. As a result, Rule 35d-1 is inapplicable. To the extent it is deemed to be an industry, the Trust believes that it complies with the Rule.

Securities and Exchange Commission

December 18, 2015

Rule 35d-1 is silent on how an “industry” is determined for purposes of the Rule. The staff has previously indicated, in the context of industry concentration, that a registrant may select its own industry classifications as long as they are reasonable and not so broad that the primary economic characteristics of the companies in a single class are materially different. (See former Guide 19 to Form N-1A.) The Trust notes that the Cyber Security Fund tracks an index provided by the index provider, International Securities Exchange, LLC (“ISE”), and as such, each Fund relies on ISE to determine whether a company is considered to be a cyber security company, and therefore appropriate for inclusion in each Fund’s underlying index. The Trust believes that this method of determining the industry concentration of “Cyber Security,” to the extent “Cyber Security” is considered to be an industry, is both reasonable and not overly broad. ISE makes this determination in its professional judgment based on various component eligibility requirements, including by undertaking a review of a company’s activities and/or products to determine whether the company is involved in the development of hardware and/or software that safeguards access to files, websites and networks, or provides consulting or other cyber security services to clients. Therefore, the Trust confirms that the Fund complies with Rule 35d-1, to the extent the rule is applicable, and does so utilizing ISE’s cyber security determination with respect to the securities included in the Fund’s underlying index. The Trust also notes that ISE is an independent index provider that provides indexes to various ETFs, including the PureFunds ISE Cyber Security ETF and the First Trust ISE Cloud Computing Index Fund.

Prospectus (Direxion Daily Clean Energy Bull 2X Shares and Direxion Daily Clean Energy Bear 2X Shares (each a “Clean Energy Fund”)

4.

Please confirm whether each Clean Energy Fund can comply with Rule 35d-1, which requires that a fund must invest at least 80% of its assets in the type of investments suggested by its name. If not, please consider whether changing the name of each Clean Fund is necessary for each Fund to comply with Rule 35d-1

The Trust confirms that each Clean Energy Fund complies with Rule 35d-1, to the extent the rule is applicable, for reasons substantially similar to those discussed in response to Comment 3. The Trust does not believe that “Clean Energy” is an “industry” subject to Rule 35d-1, but rather is a statement of a type of investment strategy, which the Commission has stated is not subject to the names rule. . As a result, Rule 35d-1 is inapplicable. To the extent it is deemed to be an industry, the Trust believes that it complies with the Rule.

The Trust notes that each Clean Energy Fund tracks an index provided by the index provider, the New York Stock Exchange (“NYSE”), and as such, each Fund relies on the NYSE to determine in its professional judgment whether a company is considered to be a clean energy company, and therefore appropriate for inclusion in each Fund’s underlying index. The Trust believes that this method of determining the industry concentration of “Clean Energy,” to the extent “Clean Energy” is considered to be an industry, is both reasonable and not overly broad. NYSE makes this determination based on various component eligibility requirements, including by undertaking a review of an issuer’s activities and/or products to determine whether the company is sufficiently involved in “Clean Energy.” Therefore, the Trust confirms that each Fund complies with Rule 35d-1, to the extent the rule is applicable, and does so utilizing NYSE’s clean energy determination with respect to the securities included in the Fund’s underlying index. The Trust also notes that NYSE is an independent index provider.

Securities and Exchange Commission

December 18, 2015

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name:	Eric W. Falkeis
Title:	Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC